UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification Of Late Filing

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2024

PART I: REGISTRANT INFORMATION

Full Name of Registrant: BioNexus Gene Lab Corp.

Address of Principal Executive Office:

Unit A-28-7, Tower A, Menara UOA Bangsar,

No. 5 Jln Bangsar Utama 1,

59000 Kuala Lumpur

PART II: RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III: NARRATIVE

The Company has expended a considerable amount of time and effort with its Special Shareholder Meeting in an effort to effect a reverse split of its common stock which has yet to be completed. As a result, the Company’s Form 10-K could not be timely filed without unreasonable effort or expense.

PART IV: OTHER INFORMATION

(1)	Name and telephone number of person(s) to contact in regard to this notification

Su-Leng Tan Lee	+1	307 241 6898
Name	Area Code	Telephone Number

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

YES ☒ NO ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

YES ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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BioNexus Gene Lab Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

BioNexus Gene Lab Corp.

Dated: March 31, 2025	By:	/s/ Su-Leng Tan Lee
	Name:	Su-Leng Tan Lee
	Title:	Chief Executive Officer

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